Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426          (614) 766-1459 FAX

December 17, 2014

Board of Directors

Commonwealth Bank, FSB

101 Commonwealth Drive

Mt. Sterling, Kentucky 40353

Re:    Subscription Rights - Commonwealth Bank, FSB

To the Board:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Poage Bankshares, Inc. (the “Corporation”), in regard to the stock offering of the Corporation in connection with the conversion merger of Commonwealth Bank, FSB, with Poage Bankshares.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors of Commonwealth Bank, FSB and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)	The subscription rights will have no ascertainable fair market value, and;

(2)	The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller

President

MRK:jmm